EXHIBIT 99.1

Notification of Interest

This notification relates to issued ordinary shares of 1p each in the capital of the Company (the "shares"), American Depository Receipts each representing 10 ordinary shares (the "ADRs") and warrants to purchase ADRs (the "warrants"), and is being given in fulfillment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. We hereby notify the Company that:

1.1 between February 4, 2004 and February 23, 2004, funds managed by OrbiMed Advisors LLC acquired 117,400 ADRs in the company.

1.2 Orbimed Advisors LLC ("orbiMed") has certain investment management discretion over the securities acquired by the entities set forth in 1.1 above and as listed below:-

Winchester Global Trust Company Limited as Trustee for Caduceus Capital Trust
Cadeceus Capital II, L.P.
UBS Eucalyptus Fund, L.L.C.
UBS Eucalyptus Fund, Ltd
HFR SHC Aggressive Master Trust
Knightsbridge Post Venture IV L.P.
Knightsbridge Integrated Holdings, V, LP
Knightsbridge Netherlands II L.P.
Knightsbridge Integrated Holdings IV Post Venture, LP
Knightsbridge Post Venture III, LP
Knightsbridge Netherland I LP
Knightsbridge Netherlands III - LP
Knightsbridge Integrated Holdings II Limited
Knightsbridge Venture Capital IV, L.P.
Knightsbridge Venture Capital III L.P.

1.3 Samule D. Isaly ("Isaly") is the founder and Managing Member of OrbiMed.

1.4 immediately after the time when the obligation to make this notification arose, Orbimed and Isaly were each interested in 2,462,800 ADRs and 630,000 warrants.

2. The shares, ADRs and warrants to which this notification relates are registered in the name of the entities set forth in 1.2 above.

OrbiMed Advisors LLC, for itself and on behalf on Samuel D. Isaly